UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: October 29, 2018

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the registrant, which was filed with the Securities and Exchange Commission on March 31, 2016 (File No. : 333-210315).

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2. Date of Material Change
October 24, 2018
Item 3. News Release
A press release announcing the change referred to in this report was issued on October 24, 2018. The press release was disseminated via Business Wire and subsequently filed on the Company’s SEDAR profile.
Item 4. Summary of Material Change
On October 24, 2018, Sierra Wireless announced that it has appointed Joy Chik to its Board of Directors.
Item 5. Full Description of Material Change
On October 24, 2018, Sierra Wireless announced that it has appointed Joy Chik to its Board of Directors.
Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
For further information, please contact
David McLennan, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1185.
Item 9. Date of Report
This material change report is dated as of October 29, 2018.